UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G/A

Under the Securities Exchange Act of 1934 (Amendment No. 7)*

RiT TECHNOLOGIES LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 0.1 per Share
(Title of class of Securities)

M8215N 10 9 (CUSIP Number)
December 31, 2003
(Date of Event Which Requires Filing of this Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]

Rule 13d-1(b)

[ ]

Rule 13d-1(c)

[X]

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

CUSIP NO. M8215N 10 9	13G	Page 2 of 4 Pages

1		NAME of REPORTING PERSONS/I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only) Yehuda Zisapel
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) X (b)
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES	5	SOLE VOTING POWER 60,000 Ordinary Shares
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,335,650 Ordinary Shares
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 60,000 Ordinary Shares
WITH	8	SHARED DISPOSITIVE POWER 1,335,650 Ordinary Shares
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,395,650 Ordinary Shares
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.6%
12		TYPE OF REPORTING PERSON IN

CUSIP NO. M8215N 10 9	13G	Page 3 of 4 Pages

Item 1.

(a)

RiT Technologies Ltd. (the "Issuer")

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

Item 2.

(a)

Yehuda Zisapel

(b)

24 Raoul Wallenberg Street, Tel Aviv 69719, Israel

(c)

Israel

(d)

Ordinary Shares, par value NIS 0.1

(e)

M8215N 10 9

Item 3.

If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.

Ownership.

(a)

1,395,650 Ordinary Shares (includes options to purchase 60,000 Ordinary Shares, exercisable within 60 days). See Item 7.

(b)

15.6% (based on 8,927,352 shares outstanding as of December 31, 2003)

(c)

(i)

 60,000 Ordinary Shares (options to purchase 60,000 Ordinary Shares, exercisable within 60 days)

(ii)

1,335,650 Ordinary Shares (held by Retem Local Networks Ltd., a company controlled by the reporting person).  See Item 7.

(iii)

60,000 Ordinary Shares (options to purchase 60,000 Ordinary Shares, exercisable within 60 days)

(iv)

1,335,650 Ordinary Shares (held by Retem Local Networks Ltd., a company controlled by the reporting person). See Item 7.

Item 5.

Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

CUSIP NO. M8215N 10 9	13G	Page 4 of 4 Pages

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

The reporting person holds 1,395,650 Ordinary Shares, of which 1,335,360 Ordinary Shares are held by Retem Local Networks Ltd., a company controlled by the reporting person.

Item 8.

Identification and Classification of Members of the Group.

Not applicable.

Item 9.

Notice of Dissolution of Group.

Not applicable.

Item 10.

Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2004__________
Date

_s/ Yehuda Zisapel________
Signature

          Yehuda Zisapel
Name/Title